SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 17, 2009
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X            Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release  ANGLOGOLD ASHANTI TO SELL THE TAU LEKOA MINE, AS
                                      WELL AS THE ADJACENT GOEDGENOEG AND WELTEVREDEN
                                      PROJECT AREAS TO SIMMER AND JACK MINES LIMITED

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6000 \ Fax +27 (0)11 637 6247 \ www.AngloGoldAshanti.com
17 February 2009
ANGLOGOLD ASHANTI TO SELL THE TAU LEKOA MINE, AS WELL AS THE
ADJACENT GOEDGENOEG AND WELTEVREDEN PROJECT AREAS TO SIMMER
AND JACK MINES LIMITED
AngloGold Ashanti Limited (“AngloGold Ashanti” or “the Company”) is pleased to announce that it has agreed to sell with effect from 1 January 2010 (or after), the Tau
Lekoa mine together with the adjacent Weltevreden and Goedgenoeg project areas
(the “Transaction”) to Simmer and Jack Mines Limited (“Simmers”) for an aggregate consideration of:
a.     R600 million less an offset up to a maximum of R150 million for unhedged free cash flow generated by the Tau Lekoa mine in the period between 1 January 2009 and 31 December 2009 as well as an offset for unhedged free cashflow generated by the Tau Lekoa mine in the period between 1 January 2010 and the Effective
Date of the Transaction (the “Completion Consideration”). Simmers shall endeavor to settle the Completion Consideration entirely in cash, however Simmers may issue to AngloGold Ashanti ordinary shares in Simmers ("Shares") up to a maximum value of R150 million (the “Share Value”) with the remainder payable in cash; and
b.     a royalty ("Royalty"), determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa mine and any operations as developed at Weltevreden and Goedgenoeg (the “Sale Assets”). The Royalty will be payable quarterly for each quarter commencing from 1 January 2010 until the total production from the Sale Assets upon which the Royalty is paid is equal to
1.5 million ounces and provided that the average quarterly rand price of gold is equal to or exceeds R180,000/kg (in 1 January 2010 terms)
The Effective Date will occur on the later of 1 January 2010 or the first day in the calendar month following the fulfillment of all conditions precedent to the Transaction.
AngloGold Ashanti will continue to operate Tau Lekoa until the Effective Date with appropriate joint management arrangements with Simmers and will retain all operating cash flow generated from the Tau Lekoa mine for the year ending 31 December 2009 greater than R150 million as determined on an unhedged basis. In addition, following the Effective Date, Simmers will treat all ores produced from the Sales Assets at its own processing facilities. As a result AngloGold Ashanti will have increased processing capacity available, allowing for the processing of additional material sooner from its other Vaal River mines and surface sources, thereby further accelerating cash flow.

The Transaction is consistent with AngloGold Ashanti’s strategy of active portfolio management to focus human and financial resources on core operations. Tau Lekoa is one of the smallest of AngloGold Ashanti’s South African operations and is both geographically and geologically separated from the Company’s other Vaal River mines
(the Ventersdorp Contact Reef as mined at Tau Lekoa is generally of a lower gold grade and also does not contain uranium in meaningful quantities as compared to the
Vaal Reef as mined at the Company’s other Vaal River mines). AngloGold Ashanti therefore took a strategic decision, following its asset review process, to initiate a sale process for the Sale Assets subject to satisfaction of the Company’s value parameters.
The Transaction is conditional upon the fulfillment of, amongst others, the following conditions precedent:
(1)
Simmers raising sufficient cash to settle the Completion Consideration subject to the Share Value;
(2)
the receipt of all Ministerial Consents and/or other Government agency approvals in South Africa, as required to transfer all rights, title and interests to the mining properties forming part of the Sale Assets;
(3)
if and to the extent required, the approval of the Transaction by Simmers shareholders; and
(4)
certain regulatory and other third party approvals, if and to the extent required, including the South African Reserve Bank, the JSE Limited and the South
African Competition Commission.
Commenting on the Transaction, Mark Cutifani, CEO of AngloGold Ashanti, said “I am delighted that we have been able to execute another important step to focus our asset portfolio. The Transaction will act to strengthen our balance sheet further and after an orderly transition process will enable us to focus our key human resources and financial resources across our strategic asset base and growth initiatives.”
ENDS
Financial Advisers Legal
Advisers
Rand Merchant Bank
Tabacks
Contacts
Tel:
Mobile:
E-mail:
Alan Fine (Media)
+27 (0) 11 637 6383
+27 (0) 83 350 0757
afine@AngloGoldAshanti.com
Himesh Persotam (Investor Relations)  +27 (0) 11 637-6647
+27 (0) 82 339 3890
hpersotam@AngloGoldAshanti.com
Certain statements made in this communication, including, without limitation, those concerning the proposed sale of
AngloGold Ashanti’s interests in the Tau Lekoa mine together with the adjacent Weltevreden and Goedgenoeg project areas, the benefits anticipated from the proposed sale and the timing of the satisfaction of the conditions precedent to the transaction, the timing of the repayment of AngloGold Ashanti’s bridge financing and AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of unanticipated delays or difficulties in obtaining regulatory or third party approvals and other factors. For a discussion of such factors, that may affect AngloGold Ashanti, including changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management, refer to
AngloGold Ashanti's annual report for the year ended 31 December 2007, which was distributed to shareholders on 31 March
2008, and report to shareholders for the quarter and nine months ended 30 September 2008, which was distributed to shareholders on 30 October 2008. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: February 17, 2009
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary